                                                                    EXHIBIT 99.2


                       NATIONAL AUTO FINANCE COMPANY, INC.
                                  PRESS RELEASE
               ANNOUNCES QUARTER ENDING SEPTEMBER 30, 1999 RESULTS
                EARNINGS (LOSS) PER SHARE OF $(0.08) VS. $ (0.63)


         JACKSONVILLE, Fla. (November 15, 1999) - National Auto Finance Company, Inc. (OTC/BB:NAFI) announced that it filed its Quarterly Report on Form 10-Q today, which reflects a loss of $1.4 million ($(0.08) basic loss per share) for the quarter ended September 30, 1999 as compared to a net loss of $5.7 million ($(0.63) basic loss per share) for the quarter ended September 30, 1998. To date, for each quarterly period during 1999, NAFI has announced improved operating results compared to 1998.

         NAFI had a net loss for the nine months ended September 30, 1999 of $4.9 million ($(.34) basic loss per share), as compared to a net loss of $15.2 million ($(1.68) basic loss per share) during the same period in 1998. The results for both the three and nine month periods of 1999 compared to the same periods in 1998 reflect improved performance of the Company's loan portfolio and reductions in overhead, particularly servicing cost.


         National Auto Finance is a specialized consumer finance company engaged in the purchase, securitization and servicing of automobile loans primarily originated by manufacturer-franchised automobile dealers for non-prime consumers. The Company markets its products and services to dealers through the efforts of its direct sales force and through strategic referral and marketing alliances with financial and other institutions that have established relationships with dealers. The Company has active contractual relationships with approximately 775 dealers in 35 states.

Except for the historical information contained herein, this news release contains statements that are forward-looking statements within the meaning of applicable federal securities laws and are based upon the Company's current expectations and assumptions which are subject to a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. Primary factors that could cause actual results to differ include the availability of financing on terms and conditions acceptable to the Company, the ability of the Company to securitize its finance contracts in the asset-backed securities market on terms and conditions acceptable to the Company, and changes in the quality or composition of the serviced loan receivable portfolio. Certain of these as well as other factors are described in more detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and in certain other reports filed by the Company with the Securities and Exchange Commission.

Contact:  Brian Thompson
          Vice President Finance and
          Accounting, Treasurer
          (904) 996-2500


-END-


                                      -38-